SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

   858155 20 3
(CUSIP Number)

Hugh H. Makens
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
          (616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

          January 21, 2000
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

(continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 858155 20 3	13D	Page 2 of 7 Pages

(1)	Name of Reporting Person:	Peter M. Wege

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	2,767,085
Beneficially Owned	(8)	Shared Voting Power:	560,128
By Reporting Person	(9)	Sole Dispositive Power:	2,767,085
With	(10)	Shared Dispositive Power:	560,128

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 29,377,536*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 54.1%

(14)	Type of Reporting Person:	IN

*This number includes 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946, of which the reporting person disclaims beneficial ownership, and also includes 6,000,000 shares held by the Peter M. Wege Charitable Remainder Trust, dated October 10, 1997.

CUSIP No. 858155 20 3	13D	Page 3 of 7 Pages

(1)	Name of Reporting Person:	Peter M. Wege II

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	6,648,883
Beneficially Owned	(8)	Shared Voting Power:	537,384
By Reporting Person	(9)	Sole Dispositive Power:	6,648,883
With	(10)	Shared Dispositive Power:	537,384

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 7,186,267

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]

(13)	Percent of Class Represented by Amount in Row (11) 22.2%

(14)	Type of Reporting Person:	IN

CUSIP No. 858155 20 3	13D	Page 4 of 7 Pages

(1)	Name of Reporting Person:	The Wege Foundation

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	560,128
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	560,128
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 560,128

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ x ]

(13)	Percent of Class Represented by Amount in Row (11): 2.2%

(14)	Type of Reporting Person:	CO

                  This Amendment No. 1 is filed for the purpose of correcting certain information that was reported in the reporting persons' Schedule 13D dated January 31, 2000 (the "Original Filing"). All items not reported in this Amendment No. 1 are hereby incorporated by reference from the Original Filing.

Item 5.	Interest in Securities of the Issuer.

                 (a)        Peter M. Wege may be deemed to beneficially own 29,377,536 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 54.1% of the issued and outstanding shares of Steelcase Class A Common Stock based on the number of outstanding shares as of December 31, 1999. (Steelcase Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. This percentage assumes the full conversion of all shares of Class B Common Stock beneficially owned by Peter M. Wege into shares of Class A Common Stock but no other conversion of Class B shares.) If all the outstanding shares of Class B Common Stock of Steelcase were converted into shares of Class A Common Stock, Peter M. Wege may be deemed to beneficially own 19.3% of the outstanding Class A Common Stock. Mr. Wege specifically disclaims beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 Peter M. Wege II may be deemed to beneficially own 7,186,267 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 22.2% of the issued and outstanding shares of Steelcase Class A Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming conversion of all shares of Class B Common Stock beneficially owned by Peter M. Wege II but no other conversion of Class B shares). If all the outstanding shares of Class B Common Stock of Steelcase were converted into shares of Class A Common Stock, Peter M. Wege II may be deemed to beneficially own 4.7% of the outstanding Class A Common Stock.

                 The Wege Foundation may be deemed to beneficially own 560,128 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 2.2% of the issued and outstanding shares of Steelcase Class A Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming conversion of all shares of Class B Common Stock beneficially owned by The Wege Foundation but no other conversion of Class B shares). If all the outstanding shares of Class B Common Stock of Steelcase were converted into shares of Class A Common Stock, The Wege Foundation may be deemed to beneficially own 0.4% of the outstanding Class A Common Stock.

                 Collectively, the Shareholders may be deemed to beneficially own 30,563,803 shares of the Class A Common Stock of Steelcase, constituting approximately 55.1% of the issued and outstanding shares of Steelcase Class A Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming the conversion of the Class B stock beneficially owned by the Shareholders but no other conversion of Class B shares). If all the outstanding shares of Class B Common Stock of Steelcase were converted into shares of Class A Common Stock, the Shareholders may be deemed to beneficially own 20.1% of the outstanding Class A Common Stock. The Shareholders specifically disclaim beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 (b)        Peter M. Wege has sole voting and dispositive power over 2,767,085 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 560,128 shares of the Class A and Class B Common Stock of Steelcase. Mr. Wege specifically disclaims beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 Peter M. Wege II has sole voting and dispositive power over 6,648,883 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 537,384 shares of the Class A and Class B Common Stock of Steelcase.

                 The Wege Foundation has sole voting and dispositive power over 560,128 shares of the Class A and Class B Common Stock of Steelcase.

                 The Shareholders collectively have sole voting and dispositive power over 9,976,096 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 537,384 shares of the Class A and Class B Common Stock of Steelcase. The Shareholders specifically disclaim beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 (c)        On January 21, 2000, the Peter M. Wege Trust dated January 19, 1973 converted 6,000,000 shares of Steelcase Class B Common Stock into 6,000,000 shares of Steelcase Class A Common Stock, and transferred all of such shares to the Peter M. Wege Charitable Remainder Trust dated October 10, 1997.

                 (d)        Kathleen Wege, wife of Peter M. Wege II, has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 440,784 shares reported as beneficially owned by Peter M. Wege II, pursuant to trust documents.

                 (e)        Not applicable.

Item 7.	Material to be Filed as Exhibits.

	99.1	Power of Attorney of Peter M. Wege. Previously filed as an exhibit to the Statement on Schedule 13D of Peter M. Wege, Peter M. Wege II and The Wege Foundation dated January 31, 2000.

	99.2	Power of Attorney of Peter M. Wege II. Previously filed as an exhibit to the Statement on Schedule 13G of Peter M. Wege II dated February 15, 1999.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	February 2, 2000	/s/ Peter M. Wege*
Peter M. Wege

Dated:	February 2, 2000	/s/ Peter M. Wege II*
Peter M. Wege II

Dated:	February 2, 2000	THE WEGE FOUNDATION

By: /s/ W. Michael Van Haren
W. Michael Van Haren
Secretary

*By: /s/ W. Michael Van Haren
W. Michael Van Haren
Attorney-in-fact